Exhibit 99.1

             Tevecap S.A. Waives Tender Condition for Exchange Offer

      SAO PAULO, December 8, 2004 - Tevecap S.A. (the "Company") today announced that, with respect to its exchange offer for an aggregate principal amount of up to US$48,022,000 of its outstanding 12.625% Senior Notes due 2004 (the "Existing Notes") which have been registered under the Securities Act of 1933 for the same principal amount of its 12.625% Senior Notes due 2009 (the "New Notes"), it has waived the condition that holders of at least 95% of the aggregate principal amount of Existing Notes held by non-affiliates exchange their Existing Notes for New Notes. As of 1:00 p.m., New York City time, on December 8, 2004, holders of approximately US$38.8 million principal amount, or 80.7%, of Existing Notes had tendered their Existing Notes.

      The Company will treat Existing Notes held by TVA Communications Ltd. in a materially less favorable manner than the terms of the exchange offer.

      The expiration date for the exchange offer is 5:00 p.m., New York City time, on December 10, 2004, and the Company does not intend to extend the exchange offer any further. The exchange offer will remain in all respects subject to all terms and conditions described in the Prospectus dated October 13, 2004. The Company intends closing and delivering of the new notes to take place as soon as possible after the expiration date.

                                      * * *

      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. BEFORE MAKING AN INVESTMENT DECISION, INVESTORS SHOULD CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.

      Requests for further information or for a Prospectus should be directed to the Information Agent: GS Proxylatina, Cerrito 1266, 10th floor, C1010AAZ, Buenos Aires, Argentina, telephone number +54 11 4811 8391 and facsimile number +54 11 4811 8985. Alternatively, please contact one of the two Solicitation
Agents:

      Unibanco:

      Eduardo de Freitas(eduardo.freitas@unibanco.com.br): 55 11 30971512 Andre Gusso (andre.gusso@unibanco.com.br): 352 26473663
      Bernardo Aleluia (bernardo.aleluia@unibanco.com.br): 55 11 30971512 Pedro Ekman (pedro.ekman@unibanco.com.br): 55 11 30971512
      Rodrigo Formoso (rodrigo.formoso@unibanco.com.br): 55 11 30971512 Julia Chen (julia.chen@unibanco.com.br): 1 212 2079401

      Eurovest: (for investors outside the United States only)

      Carlos E. Gribel (carlosgribel@eurovest.com.br ): 55 11 5505-3334 /
      55 11 3346 9400
      Rodrigo Steiner (rodrigo.steiner@eurovest.com.br): 55 11 55053334/
      55 11 3346 9400
      Carla R. Gomes (carlag@eurovest.com.br): 55 11 5505-3334/ 55 11 3346 9400

                                      * * *

                  This notice is dated as of December 8, 2004.